SelenBio, Inc. and subsidiary

A Texas Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2018 and 2017

SELENBIO, INC.

TABLE OF CONTENTS



To the Board of Directors
SelenBio, Inc.
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of SelenBio, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year ended December 31, 2018 and for the period from February 24, 2017 (inception) to December 31, 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Denver, Colorado
August 28, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SELENBIO, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 550,794	$ 104,479
Accounts receivable	153	213
Stock subscription receivable	-	110,000
Prepaid expenses	10,644	8,944
Deposits	625	625
Inventory	11,664	5,444
Total Current Assets	573,880	229,705
Non-Current Asset:		
License agreement, net of accumulated amortization	470,833	245,833
Total Non-Current Asset	470,833	245,833
TOTAL ASSETS	$ 1,044,713	$ 475,538
LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 31,019	$ 15,405
Total Liabilities	31,019	15,405
Stockholders' Equity/(Deficit):		
Common Stock, $0.001 par value, 25,000,000 shares authorized, 4,901,875 and 4,625,000 shares issued and outstanding, 4,766,875 and 4,541,667 shares vested, each as of December 31, 2018 and 2017, all respectively.	4,902	4,625
Additional paid-in capital	1,597,598	590,375
Accumulated deficit	(588,806)	(134,867)
Total Stockholders' Equity/(Deficit)	1,013,694	460,133
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,044,713	$ 475,538

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

SELENBIO, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 550,794	$ 104,479
Accounts receivable	153	213
Stock subscription receivable	-	110,000
Prepaid expenses	10,644	8,944
Deposits	625	625
Inventory	11,664	5,444
Total Current Assets	573,880	229,705
Non-Current Asset:		
License agreement, net of accumulated amortization	470,833	245,833
Total Non-Current Asset	470,833	245,833
TOTAL ASSETS	$ 1,044,713	$ 475,538
LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 31,019	$ 15,405
Total Liabilities	31,019	15,405
Stockholders' Equity/(Deficit):		
Common Stock, $0.001 par value, 25,000,000 shares authorized, 4,901,875 and 4,625,000 shares issued and outstanding, 4,818,542 and 4,490,000 shares vested, each as of December 31, 2018 and 2017, all respectively.	4,902	4,625
Additional paid-in capital	1,597,598	590,375
Accumulated deficit	(588,806)	(134,867)
Total Stockholders' Equity/(Deficit)	1,013,694	460,133
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,044,713	$ 475,538

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018 and for the period from February 24, 2017 (inception) to December 31, 2017

	2018	2017
Net revenues	$ 12,142	$ 1,039
Costs of goods sold	11,785	871
Gross profit	357	168
Operating Expenses:		
General & administrative	310,526	75,890
Sales & marketing	98,270	39,145
Research & development	45,500	20,000
Total Operating Expenses	454,296	135,035
Loss from operations	(453,939)	(134,867)
Provision for income taxes	-	-
Net Loss	$ (453,939)	$ (134,867)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2018 and for the period from February 24, 2017 (inception) to December 31, 2017

| | Common Stock | | | Accumulated Deficit | Total Stockholders' Equity/(Defict) |
	Shares	Amount	Additional Paid-In Capital		
Balance at February 24, 2017 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders	3,890,000	3,890	256,110	-	260,000
Issuance of common stock to investors	725,000	725	324,275	-	325,000
Issuance of common stock in exchange for services	10,000	10	9,990	-	10,000
Net loss	-	-	-	(134,867)	(134,867)
Balance at December 31, 2017	4,625,000	4,625	590,375	(134,867)	460,133
Issuance of common stock to investors	276,875	277	1,007,223	-	1,007,500
Net loss	-	-	-	(453,939)	(453,939)
Balance at December 31, 2018	4,901,875	$ 4,902	$ 1,597,598	$ (588,806)	$ 1,013,694

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018 and for the period from February 24, 2017 (inception) to December 31, 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (453,939)	$ (134,867)
Adjustments to reconcile net loss to net cash used in operating activities:		
License agreement amortization	25,000	4,167
Issuance of common stock in exchange for services	-	10,000
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	60	(213)
(Increase)/Decrease in prepaid expenses	(1,700)	(8,944)
(Increase)/Decrease in deposits	-	(625)
(Increase)/Decrease in inventory	(6,220)	(5,444)
Increase/(Decrease) in accounts payable and accrued expenses	15,614	15,405
Net Cash Used In Operating Activities	(421,185)	(120,521)
Cash Flows From Investing Activities		
Payments on license agreement	(250,000)	(250,000)
Net Cash Used In Investing Activities	(250,000)	(250,000)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	1,117,500	475,000
Net Cash Provided By Financing Activities	1,117,500	475,000
Net Change In Cash	446,315	104,479
Cash at Beginning of Period	104,479	-
Cash at End of Period	$ 550,794	$ 104,479
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

SELENBIO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

SelenBio, Inc. (the "Company") is a corporation organized on February 24, 2017 under the laws of Texas. The Company is a biotechnology company specializing in the prevention of bacterial biofilm formation for dental, healthcare, industrial, and consumer applications. SelenBio Dental, Inc., a company formed under the laws of Texas on March 29, 2017, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of SelenBio, Inc., along with its wholly owned subsidiary, SelenBio Dental, Inc. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheets in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash balances exceeded FDIC insured limits by $191,075 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $153 and $213, respectively, and no allowance against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first in, first out (FIFO) cost method. The inventory balances as of December 31, 2018 and 2017 consists primarily of raw materials. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. No impairments were recorded as of December 31, 2018 and 2017.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2018 and 2017 the Company had no property and equipment or associated depreciation expense.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the consolidated balance sheets.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cost of goods sold includes product and delivery costs.

Sales & Marketing

Sales and marketing costs are expensed as incurred and consisted entirely of brand development activities for the periods ended December 31, 2018 and 2017. Total expenses related to sales and marketing totaled $98,270 and $39,145, for the periods ended December 31, 2018 and 2017, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $45,500 and $20,000 for the periods ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The

Company had net operating loss carryforwards of $576,560 and $124,514 as of December 31, 2018 and 2017, respectively. The Company pays Federal and state income taxes and has used an effective blended rate of 21.8% to derive net tax assets of $125,633 and $27,132 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2017 deferred tax assets and liabilities.

The Company files U.S. federal and state income tax returns. The 2018 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $453,939 and $134,867 during the periods ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, and has an accumulated deficit of $588,806 as of December 31, 2018. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

SELENBIO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company has authorized 25,000,000 shares of common stock with par value of $0.001 per share. As of December 31, 2018 and 2017, the Company had 4,901,875 and 4,625,000 shares of common stock issued and outstanding, respectively.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of three years contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at the fair value at the issuance date. As of December 31, 2018 and 2017, 83,333 and 135,000 of the issued and outstanding shares were unvested, respectively.

Stock Issuances

During 2017, the Company issued a total of 3,890,000 shares of common stock to the Company's founders and other insiders for total consideration of $260,000.

During 2017, the Company issued 725,000 shares of common stock to outside investors for total consideration of $325,000.

During 2017, the Company issued 10,000 shares of common stock in exchange for services, valued and recorded at an estimated fair value of the stock granted of $10,000.

During 2018, the Company issued 276,875 shares of common stock to outside investors for total consideration of $1,007,500.

See Note 7 regarding other potentially equity affecting arrangements outstanding.

NOTE 5: LICENSE AGREEMENT

In July 2017, the Company entered into a licensing agreement with a third party for an exclusive right in certain licensed technology, patents, and intellectual property rights. As of December 31, 2018 and 2017, costs under this agreement totaling $500,000 and $250,000 were capitalized, respectively. The license agreement is being amortized over its expected useful life of 15 years. Amortization expense of $25,000 and $4,167 was recorded for the periods ended December 31, 2018 and 2017, respectively, resulting in a net balance of $470,833 and $245,833 as of December 31, 2018 and 2017, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairment exist as of December 31, 2018 and 2017.

The agreement expires upon the expiration of the last patent under the agreement, or earlier upon various provisions or breaches in the agreement terms. The agreement requires royalties on sales of products by the Company at a rate of 6.5%, subject to annual minimums of $15,000 for 2018, $25,000 for 2019, $40,000 for 2020 and annually thereafter. The agreement also requires payment of 35% of any sublicensee revenues produced by the Company.

The Company is also obliged to pay $550,000 upon the earlier of its 1ˢᵗ sale of products under the agreement or upon entering a sublicensing agreement, except that if a sublicense agreement is entered before the first sales of the product then payment of the $550,000 is to be payable as 75% of the sublicensing revenues until the $550,000 is repaid. This payment amount increases to $650,000 if neither occur within 3 years of the agreement's effective date, or $750,000 if neither occur within 4 years of the agreement's effective date.

The agreement requires milestone payments of $1 million, $5 million, and $10 million if and upon cumulative sales exceeding $100 million, $500 million, and $1 billion, respectively.

The agreement provides the Company the option to purchase the rights conveyed in the agreement for a purchase price of $5 million in years 1-3, $10 million in years 4-5, and $15 million in years 6-8.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company intends to adopt this new standard effective January 1, 2019 and does not expect its adoption to have a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Service Agreements

In 2018, the Company committed to issue to a consultant 12,500 shares of common stock upon permanent full-time employment, at the time of sale of the Company, or August 31, 2020, whichever is sooner. As of December 31, 2018, the condition to issue these shares had not been met by the consultant.

In December 2018, the Company entered into a service agreement with an outside service provider to perform social media services in exchange for 250 shares per month through January 1, 2020. As of December 31, 2018, no shares have been awarded under the agreement.

NOTE 8: SUBSEQUENT EVENTS

Sublicensing Agreements

In March 2019, the Company entered into a sublicensing agreement with a related party company, providing the related party company certain rights to use of the Company's technology and intellectual property in exchange for sublicensing revenues and royalties.

In June 2019, the Company entered into a sublicensing agreement with a third party, providing the third party certain rights to use of the Company's technology and intellectual property in exchange for sublicensing revenues and royalties.

Management's Evaluation

Management has evaluated all subsequent events through August 28, 2019, the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.